UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of March, 2015
Commission File Number: 001-32199

Ship Finance International Limited
--------------------------------------------------------------------------------
(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto is a copy of the press release of Ship Finance International Limited (the "Company"), dated February 26, 2015, announcing preliminary financial results for the quarter ended December 31, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED

Date: March 5, 2015	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	Ship Finance Management AS
(Principal Executive Officer)

Ship Finance International Limited (NYSE: SFL) - Earnings Release

Reports preliminary fourth quarter 2014 results and increased quarterly dividend of $0.42 per share

Hamilton, Bermuda, February 26, 2015. Ship Finance International Limited (“Ship Finance” or the “Company”) today announced its preliminary financial results for the quarter ended December 31, 2014.

Highlights

•	Increased fourth quarter dividend of $0.42 per share

•	Delivery of remaining 8,700 TEU container vessels in combination with long-term charters

•	Sale of three older VLCCs in the fourth quarter 2014

•	Sale of the ultra-deepwater drillship West Polaris in the fourth quarter 2014

•	Selected key financial data:

Three Months Ended
	Dec 31, 2014	Sep 30, 2014
Charter revenues(1)	$179m	$176m
EBITDA(2)	$149m	$146m
Net income	$25m	$35m
Earnings per share	$0.27	$0.37

Dividends and Results for the Quarter Ended December 31, 2014
The Board of Directors has declared an increased quarterly cash dividend of $0.42 per share. The dividend will be paid on or about March 27, 2015 to shareholders on record as of March 10, 2015 and the ex-dividend date at the NYSE will be March 6, 2015. This will be the 44th consecutive quarterly dividend declared by the Company.
The Company reported total U.S. GAAP operating revenues on a consolidated basis of $88.7 million, or $0.95 per share, in the fourth quarter of 2014. This number excludes $10.5 million of revenues classified as ‘repayment of investments in finance lease’, and $80.1 million of charter revenues earned by 100% owned assets classified as ‘investment in associate’.
The cash sweep agreement with Frontline had a positive effect of $11.3 million, or $0.12 per share in the fourth quarter. For the full year 2014 a total of $32.7 million cash sweep was recorded and is payable to the Company in March 2015. There was also a $0.2 million profit share in the quarter relating to some of our dry bulk vessels.
Reported net operating income pursuant to U.S. GAAP for the quarter was $29.3 million, or $0.31 per share, and reported net income was $25.1 million, or $0.27 per share. This is after approximately $22.6 million, or $0.24 per share in negative non-cash charges, which includes a negative mark-to-market of $6.3 million related to interest rate hedging instruments, a book loss of $1.4 million on the sale of three older VLCCs, a non-cash amortization of deferred charges of $3.1 million and an impairment of approximately $11.8 million related to the divestment of five feeder-size container vessels in the first quarter of 2015. The negative charges were partly offset by $11.3 million, or $0.12 per share in book gains, which includes a gain of $6.1 million on the sale of West Polaris and a gain of $5.2 million relating to a settlement for the early redelivery of four Handysize dry bulk carriers in 2012.

1. Charter revenues include total charter hire from all vessels and rigs, including assets in 100% owned subsidiaries classified as ‘Investment in associates’ and cash sweep/profit share income.
2. EBITDA is a non- GAAP measure and includes assets in 100% owned subsidiaries classified as 'Investment in associates'. For more details please see Appendix 1.

Business Update
As of December 31, 2014 and adjusted for subsequent transactions, the fixed-rate charter backlog from our fleet of 64 vessels and rigs was approximately $3.9 billion, with an average remaining charter term of 5.4 years, or 9.2 years if weighted by charter revenue. Some of our charters include purchase options which, if exercised, may reduce the fixed charter backlog and average remaining charter term.
The two remaining 8,700 TEU container vessels under construction in Korea were delivered to the Company in January 2015. Both vessels have commenced their long-term time-charters to Hamburg Süd container line for a period of 7 years, similar to the two vessels delivered in September and November 2014. The vessels will have full cash flow effect from the second quarter of 2015, and average EBITDA contribution from the four vessels is estimated to approximately $46 million per year.
In December 2014, Seadrill acquired the ultra-deepwater drillship West Polaris following the exercise of a purchase option. The transaction was effected as a sale of the shares in the asset-owning subsidiary. Ship Finance received a cash consideration of approximately $111 million, and the Company recorded a book gain of approximately $6.1 million. The Company will continue to guarantee a part of the bank loan relating to the rig for a period against a fee, with full indemnification by Seadrill for any potential claims.
In February 2015, the charter for the harsh environment jack-up drilling rig West Linus was modified, whereby Seadrill has replaced North Atlantic Drilling as guarantor for the long-term charter. West Linus is employed on a profitable 5-year sub-charter to Conoco Philips, and has enjoyed a very high utilization rate after start-up of the contract in May 2014.
The crude oil tanker market was significantly stronger in the fourth quarter compared to the third quarter, and according to market analysts, the market has strengthened further into the first quarter of 2015. The Company has exposure to the crude oil tanker market via the cash sweep agreement with Frontline and two modern Suezmax tankers operating in the spot market via a pool arrangement.
The cash sweep from the vessels on charter to Frontline was $11.3 million in the fourth quarter, compared to $7.9 million in the third quarter. The cash sweep accumulates from a time-charter equivalent base rate of $13,200 per day for the Suezmax tankers and $17,675 per day for the majority of the VLCCs. As the financial leverage on these vessels is very low, the free cash flow from the vessels is significant even without the cash sweep contribution.
The Suezmax tankers Glorycrown (built 2009) and Everbright (built 2010) are operating in a pool together with sister-vessels owned by Frontline 2012. In the fourth quarter, the average charter rate per trading day for the vessels was approximately $32,400, up from $20,900 reported in the third quarter. In the fourth quarter, Glorycrown was out of service for a total of 29 days in connection with scheduled special survey and a major upgrade to improve earnings capacity. The work was completed on time and budget and Everbright is scheduled to start a similar upgrade towards the end of the first quarter of 2015.
After the sale of the drillship West Polaris, the Company has four drilling units on long-term fixed-rate bareboat contracts. The rigs, including West Polaris, generated approximately $87 million in aggregate EBITDA in the fourth quarter of 2014. Based on the fixed-rate charter structure for the drilling rigs, Ship Finance is not directly impacted by fluctuations in the drilling market.
In November 2014, the Company announced that it was in dialogue with the other stakeholders in five 2,800 TEU container vessels where the Company’s only commitment was a limited charter backstop guarantee. Due to the weak chartering market for feeder-size container vessels, these vessels have negatively impacted our results by approximately $5.1    million, or $0.05 per share, per quarter in 2014. Subsequent to quarter-end, the vessels were transferred to new unrelated owners, and Ship Finance will have no further obligations. The Company has recorded a non-cash impairment in the fourth quarter of 2014 of approximately $11.8 million related to these vessels.

At year-end, the Company owned approximately $59 million second-lien notes and $9.25 million warrants in the U.S liner company Horizon Lines, Inc. In November 2014, Horizon Lines announced a merger with Matson, Inc., subject only to regulatory approval of a sale of Horizon Lines’ Hawaii assets to The Pasha Group. This approval is still pending. The notes are conservatively valued at only 40% of their nominal value in our accounts.
Two 1,700 TEU container vessels are chartered out in the short-term market. The rates achieved in the container feeder segment have been marginally above operating expense levels in 2014 and the Company does not foresee any material near term market improvement. Ship Finance intends to continue employing these vessels in the short term market.
Five of our Handysize dry bulk carriers are chartered out on shorter-term time-charters with a fixed base rate and a profit share. The profit share generated was approximately $0.2 million in additional earnings in the fourth quarter. The Company intends to continue chartering these vessels in the short-term market until long-term rates improve.
Ship Finance owns a number of other vessels, including offshore support vessels, container vessels, car carriers, chemical tankers and dry bulk carriers. The majority of our vessels and rigs are chartered out on long-term, fixed-rate contracts that provide the Company with stability in cash flow and earnings, irrespective of fluctuations in the short-term charter market.
Financing and Capital Expenditure
As of December 31, 2014, Ship Finance had a total liquidity position of approximately $213 million including approximately $51 million in cash and cash equivalents and approximately $162 million available under revolving credit facilities. The number does not include the cash consideration of approximately $111 million received in January 2015 after the sale of West Polaris. In addition, the Company had approximately $74 million of assets classified as available for sale securities at quarter end.
Ship Finance has secured long-term bank financing for the last two 8,700 TEU newbuilding container vessels delivered in January 2015. The financing amount was higher than the remaining payments to the yard at delivery of the vessels, giving a total positive cash effect of approximately $43 million for the Company in the first quarter 2015.
For the time being, the Company has no further capital expenditure commitments after the delivery of the two container vessels in January. The Company is in compliance with all financial covenants and several of our financing arrangements are in subsidiaries with only limited guarantees from Ship Finance.
Strategy and Outlook
Over the last year the Company has expanded its asset portfolio by adding 15 vessels and one jack-up rig, spread across the container, dry bulk and offshore sectors. Over the same period, nine units have been sold from the portfolio, as part of the Company’s continuous fleet renewal. The long-term strategy of the Company is to continue building the distribution capacity on the back of a diversified asset portfolio consisting of high-quality vessels and strong counterparties.
Our diversified asset approach gives us the opportunity to benchmark transactions across our main markets and we believe this will enable us to generate a superior return over time compared to focusing on one segment only.
After significantly reducing the financial leverage relating to crude oil tanker vessels over the last three years, we now benefit from the net cash flow generated by these vessels, even before cash sweep revenues. With the improved prospects for the tanker market in combination with significant capital available for new accretive investments, the Company is confident that it can continue to grow its asset base and distribution capacity.

Accounting Items
Under U.S. GAAP, subsidiaries owning the drilling units West Polaris, West Hercules, West Taurus and West Linus have been accounted for as ‘investment in associate’ using the ‘equity method’.
All the equity accounted subsidiaries are wholly owned by Ship Finance, but due to the conservative structure of the transactions, Ship Finance has not been deemed ‘primary beneficiary’ according to U.S. GAAP. As a result of the accounting treatment, operating revenues, operating expenses and net interest expenses in these subsidiaries are not shown in Ship Finance’s consolidated Income Statement. Instead, the net contribution from these subsidiaries is recognized as a combination of ‘Interest income from associates and long term investments’ and ‘Results in associate’.
In Ship Finance’s consolidated Balance Sheet, the net investments are shown as a combination of ‘Investment in associate’ and ‘Amount due from related parties - Long term’. The reason for this treatment is that a part of the investment in these subsidiaries is in the form of intercompany loans. For further detailed explanation of these features, please consult our ‘Accounting Items’ presentation available as webcast at our website at www.shipfinance.org.
Forward Looking Statements
This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which we operate, changes in demand resulting from changes in OPEC's petroleum production levels and worldwide oil consumption and storage, developments regarding the technologies relating to oil exploration, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, increased inspection procedures and more restrictive import and export controls, changes in our operating expenses, including bunker prices, drydocking and insurance costs, performance of our charterers and other counterparties with whom we deal, timely delivery of vessels under construction within the contracted price, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

February 26, 2015

The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Questions can be directed to Ship Finance Management AS:

Harald Gurvin, Chief Financial Officer: +47 2311 4009
André Reppen, Senior Vice President: +47 2311 4055

SHIP FINANCE INTERNATIONAL LIMITED
FOURTH QUARTER 2014 REPORT (UNAUDITED)

INCOME STATEMENT	Three months ended		Full year	Full year
(in thousands of $	Dec 31,	Sep 30,	2014	2013
except per share data)	2014	2014		(audited)
Charter revenues - operating lease	55,448	51,759	201,879	156,238
Charter revenues - finance leases	32,338	34,618	136,151	166,172
Revenues classified as Repayment of investment in finance leases	(10,543)	(11,256)	(44,300)	(52,320)
Profit share income	166	142	1,094	770
Cash sweep income	11,253	7,906	32,663	—
Total operating revenues	88,662	83,169	327,487	270,860

Gain on sale of assets and termination of charters	3,830	4,904	23,931	18,025

Vessel operating expenses	(31,158)	(30,571)	(119,470)	(105,534)
Administrative expenses	(1,774)	(1,816)	(7,609)	(7,549)
Depreciation	(18,501)	(17,231)	(67,393)	(58,436)
Vessel impairment charge	(11,800)	—	(11,800)	—

Total operating expenses	(63,233)	(49,618)	(206,272)	(171,519)

Operating income	29,259	38,455	145,146	117,366

Results in associate(1)	10,472	9,006	33,497	28,200
Interest income from associates and long term investments(1)	6,299	6,300	24,857	22,617
Interest income, other	3,799	2,667	15,594	7,463
Interest expense	(19,001)	(18,660)	(74,810)	(75,920)
Amortization of deferred charges	(3,061)	(2,786)	(11,271)	(11,305)
Gain on sale of associate	6,055	—	6,055	—
Other financial items	(259)	(83)	(1,358)	(4,512)
Mark to Market of Derivatives	(8,426)	(313)	(14,895)	5,297
Taxes	—	—	—	—
Net income	25,137	34,586	122,815	89,206

Basic earnings per share ($)	0.27	0.37	1.32	1.00

Weighted average number of shares	93,402,261	93,364,815	93,330,622	89,508,000
Common shares outstanding	93,404,000	93,394,000	93,404,000	93,260,000

(1)
Four of our subsidiaries were accounted for as ‘Investment in associate’ during the quarter. The contribution from these subsidiaries is reflected in our consolidated Income Statement as a combination of ‘Results in associate’ and ‘Interest income from associates and long term investments’.

SHIP FINANCE INTERNATIONAL LIMITED
FOURTH QUARTER 2014 REPORT (UNAUDITED)

BALANCE SHEET	Dec 31,	Sep 30,	Dec 31, 2013
(in thousands of $)	2014	2014	(audited)
ASSETS
Short term
Cash and cash equivalents	50,818	32,623	58,641
Available for sale securities	73,656	62,299	76,925
Amount due from related parties	152,491	38,140	13,249
Other current assets	63,260	67,503	143,389

Long term
Newbuildings and vessel deposits	87,567	103,837	126,008
Vessels and equipment, net	1,377,133	1,317,729	1,089,616
Investment in finance leases	709,014	828,842	858,260
Investment in associate(1)	53,457	51,820	40,987
Amount due from related parties - Long term(1)	425,325	517,334	579,562
Deferred charges	36,958	37,598	41,478
Other long-term assets	11,875	11,709	17,868

Total assets	3,041,554	3,069,434	3,045,983

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short term and current portion of long term interest bearing debt	182,415	319,684	389,888
Other current liabilities	30,231	21,602	28,587
Amount due to related parties	1,109	6,050	13,965

Long term
Long term interest bearing debt	1,550,044	1,458,710	1,346,991
Other long term liabilities	124,263	80,624	74,619

Stockholders’ equity(2)	1,153,492	1,182,764	1,191,933
Total liabilities and stockholders’ equity	3,041,554	3,069,434	3,045,983

(1)
Three of our subsidiaries were accounted for as ‘Investments in associate’ at quarter end. Our investment is a combination of equity classified as ‘Investment in associate’ and intercompany loans classified as ‘Amount due from related parties, long term’. In addition to this, notes from Frontline Ltd. are included in the line item ‘Amount due from related parties, long term’.

(2)
As of December 31, 2014, ‘Stockholders’ equity’ excludes $86.6 million of deferred equity which is being recognized over time. In connection with the initial and subsequent acquisitions of vessels from Frontline, Ship Finance has accounted for the difference between the historical cost of the vessels and the net investment in the lease as a deferred equity contribution. This deferred equity contribution is shown as a reduction in the net investment in finance leases in the balance sheet. This results from the related party nature of both the transfer of the vessel and the subsequent charter. This deferred equity is amortized to ‘Stockholders’ equity’ in line with the charter payments received from Frontline.

SHIP FINANCE INTERNATIONAL LIMITED
FOURTH QUARTER 2014 REPORT (UNAUDITED)

STATEMENT OF CASHFLOWS	Three months ended		Full year	Full year
(in thousands of $)	Dec 31,	Sep 30,	Dec 31, 2014	Dec 31, 2013
	2014	2014		(audited)

OPERATING ACTIVITIES
Net income	25,137	34,586	122,815	89,206
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	21,078	19,501	76,683	67,150
Vessel impairment charge	11,800	—	11,800	—
Adjustment of derivatives to fair value recognised in net income	6,308	(1,314)	7,699	(7,950)
Gain on sale of assets and termination of charters	(3,830)	(4,904)	(23,931)	(18,025)
Result in associate	(10,472)	(9,006)	(33,497)	(28,200)
Gain on sale of associated company	(6,055)	—	(6,055)	—
Other, net	(1,164)	1,058	(3,555)	(2,337)
Change in operating assets and liabilities	(6,207)	(1,192)	(19,558)	40,280
Net cash provided by operating activities	36,595	38,729	132,401	140,124

INVESTING ACTIVITIES
Repayment of investments in finance leases	10,240	10,959	43,120	51,220
Proceeds from sale of vessel/new buildings and termination of charters	82,587	26,096	199,429	83,583
Net investment in newbuildings and vessel deposits	(72,069)	(46,025)	(202,333)	(109,337)
Purchase of vessels	(1,965)	(68,029)	(192,864)	—
Cash received from (paid to) associates(1)	39,570	4,613	88,585	(81,308)
Other assets / investments	(22,181)	(1,760)	42,123	(18,140)
Net cash provided by/ (used in) investing activities	36,182	(74,146)	(21,940)	(73,982)

FINANCING ACTIVITIES
Proceeds from long and short term debt	121,150	215,150	733,632	705,347
Expenses paid in connection with securing finance	(2,422)	(2,784)	(7,460)	(8,390)
Repayment of long and short term debt	(135,073)	(155,927)	(616,783)	(530,186)
Re-purchase of Company bonds	—	—	(75,262)	(254,132)
Cash received from share issue	55	409	927	128,880
Payments in lieu of issuing shares for exercised share options	—	—	(1,196)	(448)
Cash dividends paid	(38,292)	(38,288)	(152,142)	(109,114)
Net cash used in financing activities	(54,582)	18,560	(118,284)	(68,043)

Net increase/ (decrease) in cash and cash equivalents	18,195	(16,857)	(7,823)	(1,901)
Cash and cash equivalents at beginning of period	32,623	49,480	58,641	60,542
Cash and cash equivalents at end of period	50,818	32,623	50,818	58,641

(1)
Four of our subsidiaries were accounted for as ‘Investments in associate’ during the quarter. The ‘Cash received from/ (Investment in) associates’ is only a part of the contribution from these subsidiaries. The balance is recorded as ‘Interest income from associates and long term investments’ and reflected in the Company’s Income Statement.

SUBSIDIARIES ACCOUNTED FOR AS INVESTMENT IN ASSOCIATES
FOURTH QUARTER 2014 (UNAUDITED)

Please note that full preliminary accounts for SFL West Polaris Limited (West Polaris), SFL Deepwater Ltd (West Taurus), SFL Hercules Ltd (West Hercules) and SFL Linus Ltd (West Linus) are available from the Company's website: www.shipfinance.org.

Selected income statement data for the three months ended December 31, 2014

	SFL West Polaris	SFL Deepwater	SFL Hercules	SFL Linus	Total
(in thousands of $)	Limited	Ltd	Ltd	Ltd
Charter revenues - finance lease	13,871	28,201	16,105	21,906	80,083
Revenues classified as Repayment of investment in finance leases	(8,184)	(22,321)	(10,285)	(10,754)	(51,544)
Interest expense, related party(1)	(1,631)	(1,631)	(1,631)	(1,406)	(6,299)
Interest expense, other	(2,556)	(2,409)	(2,295)	(4,379)	(11,639)
Other items	—	(2)	(138)	11	(129)
Net income(2)	1,500	1,838	1,756	5,378	10,472

(1)	‘Interest expense, related party’ from these subsidiaries appears in the Company’s consolidated income statement as ‘Interest income from associate and long term investments’.

(2)	‘Net income’ from these subsidiaries appears in the Company’s consolidated income statement as ‘Results in associate’.

Selected balance sheet data as of December 31, 2014

	SFL West Polaris	SFL Deepwater	SFL Hercules	SFL Linus	Total
(in thousands of $)	Limited	Ltd	Ltd	Ltd
Cash and cash equivalents	—	—	—	—	—
Investment in finance leases	—	428,796	426,244	574,478	1,429,518
Other assets	—	12,692	9,601	222	22,515
Total assets	—	441,488	435,845	574,700	1,452,033

Short term and current portion of long term interest bearing debt	—	32,222	27,500	51,458	111,180
Other current liabilities	—	6,154	5,445	82	11,681

Long term interest bearing debt	—	271,111	256,250	399,792	927,153
Long term loans from shareholders, net	—	100,036	135,250	110,745	346,031
Other long term liabilities	—	—	—	2,531	2,531

Stockholders equity(1)	—	31,965	11,400	10,092	53,457

Total liabilities and stockholders’ equity	—	441,488	435,845	574,700	1,452,033

(1)	‘Stockholder’s equity’ from these subsidiaries appears in the Company’s consolidated balance sheet as ‘Investment in associate’.

(2)	SFL West Polaris Ltd. was sold in December 2014.

APPENDIX 1: RECONCILIATION OF NET INCOME TO EBITDA
FOURTH QUARTER 2014 (UNAUDITED)

EBITDA	Three months ended		Twelve months	Twelve months
(in thousands of $)	Dec 31,	Sep 30,	ended Dec 31,	ended Dec 31,
	2014	2014	2014	2013

Net income	25,137	34,586	122,815	89,206

Add:
Mark to Market of Derivatives	8,426	313	14,895	(5,297)
Amortization of deferred charges	3,061	2,786	11,271	11,305
Interest expense	19,001	18,660	74,810	75,920
Interest income, other(1)	(472)	(159)	(4,576)	(617)
Interest income from associates	(6,299)	(6,300)	(24,464)	(19,575)
Results in associate	(10,472)	(9,006)	(33,497)	(28,200)
Depreciation	18,501	17,231	67,393	58,436
Gain on sale of assets and termination of charters	(3,830)	(4,904)	(23,931)	(18,025)
Gain on sale of associated company	(6,055)	—	(6,055)	—
Vessel impairment charge	11,800	—	11,800	—
Revenues classified as Repayment of investment in finance leases	10,240	10,959	43,120	51,220
Other reconciling items	(305)	(478)	(295)	326
Investment in associate
Charter revenues - finance lease	80,083	82,339	299,505	259,402
Charter revenues - operating lease	—	—	3,663	39,115
Total operating expenses	—	(13)	(3,065)	(34,658)

EBITDA (2)	148,816	146,014	553,389	478,558

(1)	Interest income excludes interest income generated from financial investments.

(2)
‘EBITDA’ is not a US-GAAP figure. It is defined as aggregate charter hire from all our 100% owned assets and revenues from financial investments, less vessel operating expenses and general & administrative expenses.